# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Energy Transition Special Opportunities, CIK 0002085932
CUSIP: G23017109
Title of class of securities: Class A ordinary shares, $0.0001 par value
Address of issuer's principal executive offices: 71 Orchard Pl, Unit 1, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 05/18/2026
Filed by CIK 0002106000
Persons authorized to receive notices and communications: Robert Zulkoski, CEO, 71 Orchard Pl, Unit 1, Greenwich, Connecticut (CT), 06830, (212) 400-0011

## Reporting persons
- Climate Transition Special Opportunities SPAC I LP (CIK 0002106000): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,925,000; shared voting power 0; sole dispositive power 4,925,000; shared dispositive power 0; aggregate amount beneficially owned 4,925,000 (24.63% of the class)
  Comment: (1) Includes 4,925,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B ordinary shares"), which are automatically convertible into Class A ordinary shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1, as amended (File No. 333- 290458).
  
  (2) Excludes 3,500,000 Class A ordinary shares, $0.0001 par value ("Class A ordinary shares" and, together with the Class B ordinary shares, the "ordinary shares") which will be issued upon the exercise of 3,500,000 warrants included in the private placement warrants (the "Placement Warrants"), acquired pursuant to a Private Warrants Purchase Agreement (as defined herein).
- Robert Zulkoski: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,925,000; sole dispositive power 0; shared dispositive power 4,925,000; aggregate amount beneficially owned 4,925,000 (24.63% of the class)
  Comment: (1) Includes 4,925,000 of the Issuer's Class B ordinary shares, which are automatically convertible into Class A ordinary shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1, as amended (File No. 333- 290458).
  
  (2) Excludes 3,500,000 Class A ordinary shares, which will be issued upon the exercise of 3,500,000 warrants included in the Placement Warrants, acquired pursuant to a Private Warrants Purchase Agreement (as defined herein).

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, $0.0001 par value
Name of issuer: Energy Transition Special Opportunities
Address of issuer's principal executive offices: 71 Orchard Pl, Unit 1, Greenwich, Connecticut (CT), 06830

## Item 2. Identity and Background
Name of person filing: This statement is filed by: (i) the Climate Transition Special Opportunities SPAC I LP (the "Sponsor"), which is the holder of record of approximately 24.63% of the issued and outstanding ordinary shares (20,000,000) based on the number of Class A ordinary shares (15,000,000) and Class B ordinary shares (5,000,000) outstanding as of May 22, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on May 22, 2026; and (ii) Robert Zulkoski (together with the Sponsor, the "Reporting Persons"). The general partner of the Sponsor is Climate Transition Special Opportunities SPAC I GP LLC, which is controlled indirectly by Mr. Zulkoski. Therefore, Mr. Zulkoski may be deemed to beneficially own the 5,000,000 Class B ordinary shares, and ultimately exercise voting and dispositive power over the Class B ordinary shares held by the Sponsor. In addition, Mr. Zulkoski, Andy Childs and Jack Cogen, are the three members of the special investment committee whose approval will be required for the giving by the Sponsor of any vote, consent or approval required or permitted by the Sponsor to be given (including with respect to Class B ordinary shares held by the Sponsor) in order to approve a business combination of the Issuer. Under the so-called "rule of three," because voting decisions are made jointly by the three members of the special investment committee, none of these persons is deemed to be a beneficial owner of securities held by the Sponsor as a result of being a member of the special investment committee, even those in which such individuals hold a pecuniary interest. Accordingly, none of such individuals is deemed to have or share beneficial ownership of the securities held by the Sponsor. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The address of the principal business and principal office of each of the Sponsor is 71 Orchard Pl, Unit 1, Greenwich, CT 06830.
Present principal occupation or employment: The Sponsor's principal business is to act as the Issuer's sponsor.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Sponsor is a Delaware limited partnership. Mr. Zulkoski is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the Class B ordinary shares currently beneficially owned by the Reporting Persons was $25,000. The source of these funds was the working capital of the Sponsor.

## Item 4. Purpose of Transaction
Purpose of transaction:
On July 30, 2025, the Sponsor paid $25,000, or approximately $0.006 per share, to cover certain of the Issuer's offering costs in exchange for 4,541,667 Class B ordinary shares (the "Founder Shares"), pursuant to the Securities Subscription Agreement dated as of July 30, 2025 between the Sponsor and the Issuer (the "Founder Share Purchase Agreement"). On September 4, 2025, the Issuer effected a 1 for 1.26605495295 share split of the Founder Shares. In September 2025, the Sponsor transferred 25,000 Founder Shares to each of the independent directors at a purchase price of approximately $0.004 per share (for an aggregate of 75,000 Founder Shares). On May 18, 2026, the underwriters in the Issuer's initial public offering forfeited their over-allotment option to purchase up to an additional 2,250,000 units. As a result of the over-allotment option forfeiture by the underwriters, 750,000 Class B ordinary shares were forfeited by the Sponsor, resulting in the Sponsor holding an aggregate of 4,925,000 Founder Shares.

On May 18, 2026, the Issuer consummated its initial public offering ("IPO") and in connection with the consummation, Sponsor purchased an aggregate of 3,500,000 Placement Warrants for an aggregate purchase price of $3,500,000. The Reporting Persons made the acquisitions reported in this Schedule 13D in support of the Issuer's business plan and for investment purposes. The Reporting Persons may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions, including as a result of ownership of the warrants referred to above. However, the Reporting Persons do not have any other agreements to acquire additional ordinary shares at this time. As Chief Executive Officer of the Issuer, Mr. Zulkoski is involved in making material business decisions regarding the Issuer's policies and practices and may be involved in the consideration of various proposals considered by the Issuer's board of directors. Additionally, as the Issuer's business plan is to enter into a business combination, Mr. Zulkoski, as Chief Executive Officer of the Issuer, is actively involved in pursuing a suitable target for the Issuer's business combination and will be actively involved in effecting any such business combination if the Issuer's business plan is successful, which may also result in a change in the Issuer's board of directors, corporate structure or charter.

As of the date of this Schedule 13D, except as set forth in this Schedule 13D above, the Reporting Persons do not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those actions enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of Class B ordinary shares beneficially owned by the Reporting Persons (on the basis of a total of 20,000,000 ordinary shares, including 15,000,000 Class A ordinary shares and 5,000,000 Class B ordinary shares outstanding as of May 22, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on May 22, 2026) are as follows:

Sponsor - Amount beneficially owned: 4,925,000 and Percentage: 24.63%; and

Robert Zulkoski - Amount beneficially owned: 4,925,000 and Percentage: 24.63%.
Number of shares as to which each person has sole or shared power to vote or dispose:
The aggregate number and percentage of ordinary shares beneficially owned by the Reporting Persons on the basis of a total of 20,000,000 ordinary shares, including 15,000,000 Class A ordinary shares and 5,000,000 Class B ordinary shares outstanding as of May 22, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on May 22, 2026) are as follows:

Sponsor

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 4,925,000,
ii. Shared power to vote or to direct the vote: 0,
iii. Sole power to dispose or to direct the disposition of: 4,925,000, and
iv. Shared power to dispose or to direct the disposition of: 0;

Robert Zulkoski

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0,
ii. Shared power to vote or to direct the vote: 4,925,000,
iii. Sole power to dispose or to direct the disposition of: 0,
iv. Shared power to dispose or to direct the disposition of: 4,925,000.

The general partner of the Sponsor is Climate Transition Special Opportunities SPAC I GP LLC, which is controlled indirectly by Mr. Zulkoski. Therefore, Mr. Zulkoski may be deemed to beneficially own the 4,925,000 Class B ordinary shares, and ultimately exercise voting and dispositive power over the Class B ordinary shares held by the Sponsor. Mr. Zulkoski disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of ordinary shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Sponsor is party to a Private Placement Warrants Purchase Agreement, dated May 14, 2026, by and between the Issuer and Sponsor ("Private Warrants Purchase Agreement"); a Registration Rights Agreement, dated May 14, 2026, by and among the Issuer and certain other parties thereto ("Registration Rights Agreement"); and a Letter Agreement, dated May 14, 2026, by and among the Issuer, Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC and certain other parties thereto ("Insider Letter").

Pursuant to the Private Warrants Purchase Agreement, Sponsor purchased 3,500,000 Placement Warrants simultaneously with the consummation of the IPO. The Placement Warrants and the securities underlying such Placement Warrants are subject to a lock up provision in the Private Warrants Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Insider Letter (as defined below). The description of the Placement Warrants Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 19, 2026 (and is incorporated by reference herein as Exhibit 10.1).

Pursuant to the Insider Letter, Sponsor agreed, among other things, to vote all ordinary shares owned by it, subject to applicable securities laws, in favor of a proposed business combination, not to sell or transfer any securities of the Issuer, subject to certain exceptions, until certain periods of time set forth in the Insider Letter and that it would not seek redemption rights with respect to any ordinary shares held by it. The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on May 19, 2026 (and is incorporated by reference herein as Exhibit 10.2).

Pursuant to the Registration Rights Agreement, the initial shareholders, including Sponsor, and the other parties thereto are entitled to registration rights with respect to certain securities of the Issuer held by them. The holders of a majority of these securities are entitled to make up to three demands that the Issuer register such securities. In addition, the holders have certain piggy-back registration rights with respect to registration statements filed subsequent to consummation of the Issuer's initial business combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements. The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on May 19, 2026 (and is incorporated by reference herein as Exhibit 10.3).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Private Warrants Purchase Agreement, dated as of May 14, 2026, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 19, 2026).

Exhibit 10.2 - Letter Agreement, dated as of May 14, 2026, by and among the Issuer, the Sponsor and the Issuer's officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 19, 2026).

Exhibit 10.3 - Registration Rights Agreement, dated as of May 14, 2026, by and among the Issuer, the Sponsor and other security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 19, 2026).

Exhibit - 99.1 - Joint Filing Agreement, May 26, 2026, by and among the Reporting Persons.

## Signatures
- Climate Transition Special Opportunities SPAC I LP: /s/ Tricia Branker, Tricia Branker, Attorney-in-Fact* (05/26/2026)
- Robert Zulkoski: /s/ Tricia Branker, Tricia Branker, Attorney-in-Fact* (05/26/2026)
Comment: * Tricia Branker is signing on behalf of each of Climate Transition Special Opportunities SPAC I LP and Robert Zulkoski, in each case, pursuant to power of attorney letters, each dated February 6, 2025, which were previously filed with the Commission as Exhibits 24.1 and 24.2, respectively, to a Form 3 filed by of Energy Transition Special Opportunities and Robert Zulkoski on May 14, 2026, which letter is incorporated by reference into this Schedule 13D.